UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

July 17, 2026

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 4, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-2751431
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

1 World Trade Center, 57th Floor, New York, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 326 Class A Ordinary Shares, Series 356 Class A Ordinary Shares, Series 361 Class A Ordinary Shares, Series 363 Class A Ordinary Shares, Series 366 Class A Ordinary Shares, Series 367 Class A Ordinary Shares, Series 368 Class A Ordinary Shares, Series 376 Class A Ordinary Shares, Series 380 Class A Ordinary Shares, Series 381 Class A Ordinary Shares, Series 383 Class A Ordinary Shares, Series 385 Class A Ordinary Shares, Series 387 Class A Ordinary Shares, Series 389 Class A Ordinary Shares, Series 391 Class A Ordinary Shares, Series 392 Class A Ordinary Shares, Series 393 Class A Ordinary Shares, Series 395 Class A Ordinary Shares, Series 403 Class A Ordinary Shares, Series 404 Class A Ordinary Shares, Series 405 Class A Ordinary Shares, Series 407 Class A Ordinary Shares, Series 412 Class A Ordinary Shares, Series 416 Class A Ordinary Shares, Series 418 Class A Ordinary Shares, Series 419 Class A Ordinary Shares, Series 422 Class A Ordinary Shares, Series 424 Class A Ordinary Shares, Series 425 Class A Ordinary Shares, Series 426 Class A Ordinary Shares, Series 427 Class A Ordinary Shares, Series 428 Class A Ordinary Shares, Series 433 Class A Ordinary Shares, Series 434 Class A Ordinary Shares, Series 435 Class A Ordinary Shares, Series 437 Class A Ordinary Shares, Series 440 Class A Ordinary Shares, Series 448 Class A Ordinary Shares, Series 450 Class A Ordinary Shares, Series 454 Class A Ordinary Shares, Series 455 Class A Ordinary Shares, Series 457 Class A Ordinary Shares, Series 458 Class A Ordinary Shares, Series 459 Class A Ordinary Shares, Series 460 Class A Ordinary Shares, Series 472 Class A Ordinary Shares, Series 473 Class A Ordinary Shares, Series 477 Class A Ordinary Shares, Series 480 Class A Ordinary Shares, Series 496 Class A Ordinary Shares, Series 500 Class A Ordinary Shares, Series 502 Class A Ordinary Shares, Series 503 Class A Ordinary Shares, Series 516 Class A Ordinary Shares, Series 517 Class A Ordinary Shares, Series 523 Class A Ordinary Shares, Series 524 Class A Ordinary Shares, Series 527 Class A Ordinary Shares, Series 530 Class A Ordinary Shares, Series 536 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events.

Estimated NAV Per Share as of June 30, 2026

Masterworks Vault 4, LLC (“we”, “our” or the “Company”) is filing this Current Report on Form 1-U to report certain of its series’ estimated net asset value per Class A share (“Estimated NAV Per Share”), as determined in accordance with the Company’s valuation procedures. The Estimated NAV Per Share for each relevant series (each, a “Series”) as of June 30, 2026 was as listed below:

Series	Estimated NAV Per Share

Series 326	$15.70
Series 361	$20.42
Series 363	$17.84
Series 366	$19.99
Series 367	$16.51
Series 368	$19.46
Series 376	$23.38
Series 380	$14.73
Series 381	$18.41
Series 383	$24.22
Series 385	$17.50
Series 387	$18.88
Series 389	$19.26
Series 391	$20.68
Series 392	$15.21
Series 393	$22.82
Series 395	$19.64
Series 403	$21.50
Series 404	$23.27
Series 405	$22.27
Series 407	$20.58
Series 412	$15.02
Series 416	$17.31
Series 418	$19.92
Series 419	$19.35
Series 422	$17.36
Series 424	$20.36
Series 425	$23.47
Series 426	$14.62
Series 427	$20.18
Series 428	$17.99
Series 433	$19.39
Series 434	$20.25
Series 435	$19.41
Series 437	$19.06
Series 440	$18.42
Series 448	$19.62
Series 450	$18.17
Series 454	$20.67
Series 455	$20.57
Series 457	$21.29
Series 458	$19.70
Series 459	$22.48
Series 460	$20.71
Series 472	$20.65
Series 477	$19.73
Series 503	$23.24

Estimated NAV Per Share for each Series reflects our estimate of the net asset value of a Class A share, after deduction of all administrative services fees and profits interests held by Masterworks, as adjusted for any liquidation preference. The Estimated NAV Per Share for each Series at any given date is equal to (x) the most recent appraised fair market value of such Series’ artwork as of such date, less (y) the pro forma value attributable to such Series’ Class B shares representing profits interests implied based on such fair market value (if any), divided by (z) the fully diluted number of outstanding Class A shares of such Series, inclusive of shares issued to Masterworks Administrative Services, LLC (the “Administrator”) pursuant to the Management Services Agreement (“Management Fee Shares”) as of the date of the estimated net asset value, as adjusted for any liquidation preference on Management Fee Shares.

Artwork appraisals are performed by Masterworks in conformity with the 2024-2025 Uniform Standards of Professional Appraisal Practice (“USPAP”) developed by the Appraisal Standards Board of the Appraisal Foundation using a sales comparison approach, provided there are conflicts of interest as noted below. Appraisals are intended to estimate the “fair market value” of the artwork which is the price that the artwork would sell for on the open market between a willing buyer and a willing seller, with neither being required to act, and both having reasonable knowledge of the relevant facts, as defined in IRS Publication 561.

Conflicts of Interest

Appraisals are performed by employees of the Administrator. The Administrator receives equity-based compensation for the administration of the artwork and its affiliates have economic interests in the Masterworks business, as well as profits interests in our Company. Although the amount of equity-based compensation earned by the Administrator is not directly or indirectly tied to appraised values, if the Administrator were to sell shares it earns in respect of management services or other Class A shares it owns, any such secondary sale price may be influenced by appraisals. The compensation of employees of the Administrator is not directly contingent upon the performance of any appraisal, including reporting of a predetermined value or direction in value that favors the cause of Masterworks, the appraised fair market value, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of any appraisal. Although the Administrator has inherent conflicts of interest, the Administrator has taken steps it deems reasonable in seeking to ensure that employees and others involved in performing appraisals can act independently of Masterworks and free from bias; no assurance can be given that a truly independent appraisal would not produce a different outcome. Masterworks also engages an unaffiliated qualified third-party appraisal firm to conduct an appraisal review, in accordance with USPAP, of Masterworks’ internal appraisals.

Other Important Disclosures

The Estimated NAV Per Share reflects our estimate of the net asset value of a Class A share of a Series, after deduction of all administrative services fees and profits interests held by Masterworks, as adjusted for any liquidation preference, but does not include any reduction for any expenses or costs for which we would be responsible in connection with a sale transaction. Estimated NAV Per Share should not be construed as a proxy for the fair market value of a Class A share or any advice or guidance with respect to the value that you might receive for a Class A share on the Masterworks secondary market. Fair market value of a Class A share will be influenced by several other factors, including, without limitation, the perceived likelihood of a sale of the artwork taking place, the perceived timing of any such sale, the perceived future appreciation rate of the artwork and general market and economic conditions. The fair market value of the artwork determined by the Administrator’s appraisal is only valid as of the effective date and does not reflect any sales of objects conducted after the effective date. The effective date differs from the issuance date. Masterworks is active in bidding in the auction market. If there is a sale of a work that Masterworks has purchased at public auction that qualifies as comparable to the target object, the comparable sale may be included in the comparable data set used to perform the appraisal at the discretion of the appraiser. Masterworks does not typically appraise artwork that has been transferred to or acquired by a Masterworks issuer entity within six months prior to an applicable appraisal effective date and if an artwork has been transferred to or acquired by a Masterworks issuer entity within one year prior to the appraisal effective date and no public auction sales of comparable artwork have occurred subsequent to the consummation of the offering, Masterworks will conduct an appraisal and may conclude that the value of the artwork equals the aggregate price paid by investors for the issuer’s shares in the offering. The future realizable value of a fine artwork may differ widely from its estimated or appraised value for a variety of reasons, many of which are unpredictable and impossible to discern. Valuation is heavily reliant on an analysis of sales history of similar artwork. Experts often differ on which historical sales are comparable and the degree of comparability. The attempt to discern value from historical sales data is extremely challenging for a variety of reasons and the internally compiled appraisals by the Administrator are subject to the same conditions and limitations of subjective value outlined in the Company’s Offering Circular for its initial offering pursuant to Regulation A.

FOR THE FORGOING REASONS YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE ESTIMATED NAV PER SHARE.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 4, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: July 17, 2026